UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

China Yida Holding, Co.

(Name of the Issuer)

China Yida Holding, Co.

China Yida Holding Acquisition Co.

Mr. Minhua Chen

Ms. Yanling Fan

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230	Mr. Minuha Chen c/o China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230	Ms. Yanling Fan c/o China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Joseph Chan, Esq. Sidley Austin LLP Suite 2009, 5 Corporate Avenue 150 Hubin Road Shanghai 200021 China	David Sass, Esq. Steve Schuster, Esq. McLaughlin & Stern, LLP 260 Madison Avenue New York, NY 10016

This statement is filed in connection with (check the appropriate box):

a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$5,468,000.16	$550.63

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 1,646,988 shares of common stock issued and outstanding as of March 30, 2016 (being the remainder of the 3,914,580 shares of common stock outstanding as of March 30, 2016 minus the 2,267,592 shares of common stock beneficially owned by the Principal Shareholders) multiplied by $3.32 per share Merger consideration (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $550.63

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: China Yida Holding, Co.

Date Filed: April 15, 2016

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

●	China Yida Holding, Co. (the “Company”);
●	China Yida Holding Acquisition Co. (“Acquisition”);
●	Mr. Minhua Chen (“Mr. Chen”); and
●	Ms. Yanling Fan (“Ms. Fan”).

In this Transaction Statement, we refer to Mr. Minhua Chen and Ms. Yanling Fan collectively as the “Principal Shareholders.” We refer to the Principal Shareholders, Acquisition and their affiliates collectively as the “Buyer Group”.

On March 8, 2016, the Company entered into an agreement and plan of merger with China Yida Holding Acquisition Co. (“Acquisition”), a Corporation organized under the laws of the State of Nevada. On April 12, 2016, having determined that a merger in which the Company survives is a more efficient structure, the Company and Acquisition agreed to enter into an amended and restated agreement and plan of merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Acquisition will be merged with and into the Company (the “Merger”), with the Company surviving the Merger. Acquisition is wholly-owned by Mr. Chen and Ms. Fan as of the date of this Transaction Statement. The Merger is a going private transaction by the Buyer Group.

If the Merger is approved by the required stockholder approval and consummated, each of the Company’s shares of common stock (the “Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and automatically converted into the right to receive US$3.32 in cash without interest, except for Shares (the “Principal Shares”) owned by the Principal Shareholders. After completion of the Merger, the Principal Shares will be the only issued and outstanding shares of the surviving company. Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost will be cancelled in consideration for the right to receive the fair value of such dissenting shares in accordance with the Nevada Revised Statutes.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the stockholders of the Company. The Merger Agreement must be approved by the affirmative vote (in person or by proxy) of the holders of at least a majority of the outstanding shares of Company Common Stock in accordance with the Company’s articles of incorporation and bylaws and the Nevada Revised Statutes. As of March 30, 2016, the Principal Shareholders, as a group, beneficially owned 2,267,592 shares of Company Common Stock, which represent approximately 57.9% of the total outstanding shares of the Company Common Stock. The Principal Shareholders have agreed, under a voting agreement dated April 12, 2016 (the “Voting Agreement”), to vote all the shares of Company Common Stock beneficially owned by them in favor of the proposal to approve the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger Agreement and to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

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All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information

(a)         Name and Address. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger—The Parties”

(b)         Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Special Meeting—Record Date and Quorum”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

●	“Common Stock Transaction Information”

(c)         Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

(d)         Dividends. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

(e)         Prior Public Offerings. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

(f)         Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

Item 3	Identity and Background of Filing Person

(a)         Name and Address. China Yida Holding, Co. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—The Parties”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

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(b)         Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—The Parties”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

(c)         Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—The Parties”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)         Material Terms —Tender Offers. Not applicable.

(a)-(2)         Material Terms—Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Special Meeting”

●	“The Agreement and Plan of Merger”

●	“Certain Material U.S. Federal Income Tax Consequences”

●	“Certain Material PRC Income Tax Consequences”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)         Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Effect of the Merger on the Company”

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●	“The Merger—Financing of the Merger”

●	“The Merger—Voting Agreement”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(d)         Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“Dissenter’s Rights for Holders of Common Stock”

●	“Annex E—Nevada Rights of Dissenting Owners”

(e)         Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

There have been no other provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)         Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a)         Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Relationship between Company and Buyer Group”

●	“The Agreement and Plan of Merger”

●	“Common Stock Transaction Information”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(b)         Significant Corporate Events. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

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●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Financing of the Merger”

●	“The Merger—Limited Guarantee”

●	“The Merger—Voting Agreement”

●	“The Merger—Limitation of Liability”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Special Meeting—Vote Required”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)         Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(e)         Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Plans for the Company after the Merger”

●	“The Merger—Financing of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Limited Guarantee”

●	“The Merger—Voting Agreement”

●	“The Agreement and Plan of Merger”

●	“Common Stock Transaction Information”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

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Item 6	Purposes of the Transaction and Plans or Proposals

(b)       Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Plans for the Company after the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Plans for the Company after the Merger”

●	“The Merger—Financing of the Merger”

●	“The Merger—Voting Agreement”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Delisting and Deregistration of the Company Common Stock”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)         Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

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●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Plans for the Company after the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(b)         Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Merger—Effects on the Company if the Merger is not Completed”

●	“The Merger—Alternatives to the Merger”

(c)         Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“The Merger—Reasons of the Buyer Group for the Merger”

(d)         Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Effect of the Merger on the Company”

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●	“The Merger—Plans for the Company after the Merger”

●	“The Merger—Effects on the Company if the Merger is not Completed”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Delisting and Deregistration of the Company Common Stock”

●	“The Agreement and Plan of Merger”

●	“Certain Material U.S. Federal Income Tax Consequences”

●	“Certain Material PRC Income Tax Consequences”

●	“Dissenter’s Rights for Holders of Common Stock”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

●	“Annex E— Nevada Rights of Dissenting Owners”

Item 8	Fairness of the Transaction

(a)-(b)         Fairness; Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“Annex B—Opinion of ROTH Capital Partners.”

●	“Annex E— Nevada Rights of Dissenting Owners”

(c)         Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Special Meeting—Vote Required”

●	“The Special Meeting—Record Date and Quorum”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

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(d)         Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of ROTH Capital Partners”

(e)         Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

(f)         Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)         Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of ROTH Capital Partners”

(b)         Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of ROTH Capital Partners”

(c)         Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“Where You Can Find More Information”

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The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the shares of Company Common Stock or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)         Source of Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Financing of the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(b)         Conditions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Financing of the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)         Expenses. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger—Effects on the Company if the Merger is not Completed”

●	“The Merger—Fees and Expenses”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(d)         Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)         Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

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●	“The Merger—Interests of Certain Persons in the Merger”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)         Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

Item 12	The Solicitation or Recommendation

(d)         Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Financing of the Merger”

●	“The Merger—Voting Agreement”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Special Meeting—Vote Required”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)         Recommendations of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

Item 13	Financial Statements

(a)         Financial Information. The audited financial statements of the Company for the fiscal year ended December 31, 2015 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 30, 2016 (see page F-1 and following pages).

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Selected Financial Information”

●	“Where You Can Find More Information”

(b)         Pro Forma Information. Not applicable.

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Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)         Solicitation or Recommendations. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee on Behalf of the Company and Their Reasons for the Merger”

●	“The Merger—Fees and Expenses”

●	“The Special Meeting—Proxies and Revocation”

(b)         Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)         Other Material Information. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

The exhibits to this Transaction Statement are listed in the Exhibit Index, which appears elsewhere herein and is incorporated herein by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2016

China Yida Holding, Co.

By:	/s/ Renjiu Pei
Name:	Renjiu Pei
Title:	Director and Chair of Special Committee

China Yida Acquisition Holding Co.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Director

Minhua Chen

By:	/s/ Minhua Chen

Yanling Fan

By:	/s/ Yanling Fan

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Exhibit Index

(a)-(1) Preliminary Proxy Statement of China Yida Holding, Co., incorporated by reference to the Schedule 14A filed with the SEC on May 13, 2016.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 10, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 10, 2016.

(c)-(1) Opinion of ROTH Capital Partners, dated March 8, 2016, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Presentation Materials prepared by ROTH Capital Partners for discussion with the Special Committee, dated March 8, 2016.*

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of April 12, 2016, between the Company and Acquisition, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Voting Agreement, dated April 12, 2016, by the Acquisition and the Principal Shareholders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 13, 2016.

(d)-(3) Amended and Restated Limited Guarantee, dated as of April 12, 2016 by Mr. Chen and Ms. Fan in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on April 13, 2016.

(f) A detailed statement describing stockholders’ appraisal rights and the procedures for exercising those appraisal rights is included as Annex E to the Agreement and Plan of Merger, and is incorporated herein by reference.

(g) Not applicable.

* Previously filed on April 15, 2016.